ISSUER FREE WRITING PROSPECTUS

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-128097

ENERGY TRANSFER EQUITY, L.P.

COMMON UNITS

Energy Transfer Equity, L.P. is providing you with the following information in connection with its initial public offering.

On January 26, 2006, Energy Transfer Partners, L.P. (NYSE:ETP) announced that due to its improved financial performance following the release of its first quarter earnings, ETP is increasing its EBITDA guidance for fiscal year 2006 to $650 million from the previously announced $575 million.

As a result of ETP’s improved financial performance, ETP’s management will recommend, following the close of ETP’s second quarter ending February 28, 2006, that the Board of Directors of the general partner of ETP approve a $0.10 increase in ETP’s current distribution to its common unitholders of $2.20 annually to $2.30 annually. If approved by the Board of Directors of ETP’s general partner, the increased distribution will result in an increase from the $0.55 quarterly distribution paid for the quarter ended November 30, 2005, to a quarterly distribution of $0.575 for the quarter ended February 28, 2006.

Energy Transfer Equity, L.P. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Energy Transfer Equity, L.P. has filed with the SEC for more complete information about Energy Transfer Equity, L.P. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can obtain a copy of the prospectus by calling UBS Investment Bank at 1.888.827.7275.